IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

January 29, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)

  File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of Ivy Asset Strategy New Opportunities Fund (“Fund”), this letter responds to the comments you provided via telephone on January 17, 2014 and January 21, 2014, regarding the Fund’s December 18, 2013 filing on Form N-14 (“Filing”). Each of your comments is repeated below, with our response immediately following.

1.	Comment:	When discussing why the reorganization is being proposed, please consider adding that the shareholders of the Fund will now have the opportunity to use an investment strategy that is focused on equity investments in emerging markets.

	Response:	In response to your comment, we have made the suggested addition.

2.	Comment:	When discussing the differences between the principal investment strategies of the Fund and Ivy Emerging Markets Equity Fund, please consider highlighting that the Ivy Emerging Markets Equity Fund invests 80% of its net assets in emerging market countries and highlight that after the reorganization the portfolio will be invested in fewer assets classes and fewer countries.

	Response:	In response to your comment, we have made the suggested revision.

3.	Comment:	Confirm that the composition of the Fund’s assets will comply with the investment strategies and restrictions of Ivy Emerging Markets Equity Fund at the time of reorganization.

	Response:	In response to your comment, we have reviewed the disclosure in the January 29, 2014 485(b) filing for Ivy Emerging Markets Equity Fund and compared the Fund’s assets and believe, based on current assets, that the Fund’s assets should comply with the investment strategies and restrictions of the Ivy Emerging Markets Equity Fund at the time of reorganization.

4.	Comment:	In the tables setting forth the annual fund operating expenses, please ensure that the term pro forma is included in the table headings where applicable.

	Response:	In response to your comment, we have made the suggested addition of pro forma to the applicable table headings.

5.	Comment:	In the tables setting forth the annual fund operating expenses, fee waiver information may only be included if the waiver extends for more than a one-year period. Please remove the waiver information or extend the termination date of the waiver.

	Response:	The waiver termination dates have been extended.

6.	Comment:	Please confirm that the costs of investing in the Funds as shown in the expense examples are accurate.

	Response:	We confirm that these numbers are accurate.

7.	Comment:	If applicable, add disclosure describing the differences between the purchase privileges, distribution rights, exchange privileges and redemption abilities between the Fund and the Ivy Emerging Markets Equity Fund.

	Response:	On page 25 of the Filing, the disclosure currently provides the following information and provides, in our opinion, the information you requested.

If the Reorganization occurs, the shares you receive in exchange for your Asset Strategy New Opportunities Fund shares will have the characteristics described below.

The shares of the Emerging Markets Equity Fund you receive will have an aggregate NAV equal to the aggregate NAV of your Asset Strategy New Opportunities Fund shares as of the close of business on the business day before the closing of the Reorganization. You will have voting rights identical to those you currently have, but as a shareholder of the Emerging Markets Equity Fund. The rights of shareholders of each Fund are identical since each Fund is a series of the Trust.

The shares acquired in the Reorganization may be exchanged for shares of the same class of any other fund in the Ivy Family of Funds without the payment of an additional sales charge or CDSC.

The procedures for purchasing and redeeming your shares of the Emerging Markets Equity Fund will be the same after the Reorganization as they currently are for the Asset Strategy New Opportunities Fund.

The Emerging Markets Equity Fund distributes net investment income annually in December, while the Asset Strategy New Opportunities Fund distributes net investment income quarterly. Distributions for the Emerging Markets Equity Fund will be paid annually in December after the Reorganization. Net realized capital gains (and any gains from foreign currency transactions) ordinarily are distributed by each Fund in December and will continue to be distributed annually by the Emerging Markets Equity Fund after the Reorganization. All shareholder features that you have elected will remain available and in effect after the Reorganization unless you direct that the elections be changed.

8.	Comment:	On page 8 of the Filing, tables are included showing current and pro forma fees and expenses that an investor may bear as an investor in the Fund versus the Ivy Emerging Markets Equity Fund assuming consummation of the reorganization of these two funds as of March 31, 2013 and using net asset as March 31, 2013. Please confirm that March 31, 2013 is the correct date for computing these data in these tables.

Response:	We have revised the disclosure to state that the reorganization is assumed to have been consummated on April 1, 2012. The tables continue to show total average net assets and total expense ratios as of March 31, 2013.

In connection with the above comments and our responses, the Registrant acknowledges that:

—	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

—	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2432.

Very Truly Yours,

/s/Mara D. Herrington

Mara D. Herrington

Secretary

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